Northgate Minerals Corporation

Report to Shareholders
Three and Nine Months Ended September 30, 2009

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of November 2, 2009, unless otherwise stated.

Third Quarter 2009 Highlights

  Generated cash flow from operations of $50.5 million or $0.20 per share, for a year-to-date total of $145.7 million

  Reported adjusted net earnings(1) of $7.7 million or $0.03 per share

  Produced 80,791 ounces of gold and 11.9 million pounds of copper at an average net cash cost of $539 per ounce of gold

  Sold 85,397 ounces of gold at a realized price of $982 per ounce and 12.8 million pounds of copper at a realized price of $3.39 per pound

  Completed an equity offering for net proceeds of $88.5 million to fund the development of the Young-Davidson mine

  Northgate’s cash balance at the end of the third quarter 2009 was $235.9 million

  Successful organic growth at Northgate’s operations:

  Discovered a significant extension of mineralization at Fosterville, confirming that the Phoenix fault system continues down plunge

  Discovered a new gold zone located 300 metres (m) east of current reserves at Young-Davidson. The new zone is completely open down dip. In addition to this discovery, Northgate also reported drill results for 29 shallow diamond drill holes located in and around historic mine workings immediately east of current reserves, which have the potential to add to the 2.8 million ounces of reserves already on the property

  Identified approximately 870,000 tonnes of additional mineral reserves containing 93,000 ounces at Stawell, extending the mine-life until Q2-2012

(1) Adjusted net earnings is a non-GAAP measure. See section entitled “Non-GAAP Measures” on page 19 in this MD&A.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate recorded consolidated revenue of $120,163,000 in the third quarter of 2009 compared with $99,267,000 in the same period last year. Revenues were higher in the current quarter compared to the same quarter one year ago due to increased gold and copper production, as well as higher realized gold and copper prices. In addition, revenue in the most recent quarter included a positive adjustment of $7,309,000 from the repricing of prior period Kemess metal sales, compared with a negative adjustment of $7,091,000 in the corresponding quarter of 2008. Adjusted net earnings (1) in the third quarter of 2009 were $7,660,000 or $0.03 per diluted share compared to an adjusted net loss of $28,385,000 or $0.11 per share in the corresponding quarter of 2008. The net loss in the third quarter of 2009 was $8,563,000 or $0.03 per diluted share, compared with a net loss of $29,438,000 or $0.12 per diluted share for the corresponding quarter of 2008. Cash flow from operations was $50,452,000 or $0.20 per diluted share in the third quarter of 2009, compared with $638,000 or $0.00 per diluted share for the corresponding quarter of 2008. Per share data is based on the weighted average diluted number of shares outstanding of 256,014,978 in the third quarter of 2009 and 255,467,109 in the corresponding quarter of 2008. As of November 2, 2009, the Corporation had 290,432,944 issued and outstanding common shares and 6,556,450 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the third quarter of 2009, both Kemess and Young-Davidson performed without a single lost time incident (“LTI”). Young-Davidson has maintained an exemplary track record of health and safety, as the property has not recorded a single LTI since Northgate took ownership in late 2005. In Australia, Stawell did not record any LTIs for the quarter, while Fosterville had two LTIs. Northgate remains in compliance with all applicable environmental regulations and internal environmental policies.

Community Relations

Northgate has been working cooperatively with the Matachewan First Nation since it began exploring the Young-Davidson property in 2006. On July 2, 2009, the two parties signed an Impact and Benefits Agreement (“IBA”) which establishes a framework within which the parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives of the Matachewan First Nation and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

(1) Adjusted net earnings is a non-GAAP measure. See section entitled “Non-GAAP Measures” on page 19 in this MD&A.

Northgate Interim Report | Q3 2009 | 3

Summarized Consolidated Results

	Q3 2009	Q3 2008	YTD 2009	YTD 2008[1]

Operating Data
Gold
Production (ounces)	80,791	64,588	281,645	236,535
Sales (ounces)	85,397	64,685	292,653	210,505
Realized gold price ($/ounce) [2]	982	868	944	900
Copper
Production (thousands pounds)	11,934	9,195	40,746	37,515
Sales (thousands pounds)	12,816	8,633	40,795	38,089
Realized copper price ($/pound) [2]	3.39	2.04	2.70	3.49
Net cash cost ($/ounce)	539	725	459	465

Financial Data (Thousands of US dollars, except where noted)
Revenue	120,163	99,267	374,278	324,240
Net earnings	(8,563)	(29,438)	18,249	(7,926)
Earnings per share
Basic	(0.03)	(0.12)	0.07	(0.03)
Diluted	(0.03)	(0.12)	0.07	(0.03)
Cash flow from operations	50,452	638	145,651	56,947
Cash and cash equivalents	235,929	71,700	235,929	71,700
Total assets	787,940	608,589	787,940	608,589

1	Gold sales, cash costs and Financial Data in YTD 2008 include the results for Fosterville and Stawell from the date of acquisition of February 19, 2008.

2	Metal pricing quotational period for Kemess is three months after the month of arrival (MAMA) at the smelting facility for copper and gold. Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

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Corporate Outlook

Northgate continued to generate excellent cash flow from operations in the third quarter and is poised to generate its highest annual operating cash flow in 2009, which is highlighted by another record year of gold production. In addition to this milestone, the Corporation has made great strides at the Young-Davidson project through the signing of an Impact and Benefits Agreement with the Matachewan First Nation, the completion of a positive pre-feasibility study and an $88,525,000 equity offering at the end of September to fund the development of the new Young-Davidson mine. The feasibility study is well underway and Northgate has approved the restart of ramp development and shaft dewatering in the fourth quarter in advance of breaking ground on construction of the new mine infrastructure in 2010. With its treasury in excellent shape, Northgate looks forward to building Young-Davidson over the next two years and creating additional value for shareholders during the same period through continued reserve additions at its mines and projects.

2009 Production Forecast

Northgate is set to achieve annual record production of 365,000 ounces of gold at a net cash cost of $493 per ounce, which is downward slightly from the 382,500 ounces of gold previously forecasted. The annual production forecast for Kemess is in line with initial estimates, however, the production forecasts for Fosterville and Stawell have been reduced by approximately 5,000 and 8,500 ounces, respectively. Fosterville’s production was affected by lower head grades mined during the quarter, delays in the start up of the carbon-in-leach (CIL) tails retreat project and a five day mill shutdown in late September due to a process upset in the BIOX® circuit caused by a power interruption. The BIOX® circuit returned to normal operation by the end of the quarter. Stawell’s production has been affected by changes in the stoping sequence, which resulted in lower ore grade mined in the quarter. Cash costs for the balance of 2009 are expected to be slightly higher than the current year-to-date figure of $459 per ounce as a result of declining ore reserves at Kemess and the stronger Canadian and Australian dollar relative to the US dollar. Northgate’s production forecast for the balance of 2009 is outlined in the following table:

		Actual (ounces)		Forecast (ounces)	Total	Cash Cost
					(ounces)	($/oz)[1]
	Q1	Q2	Q3	Q4
Fosterville	25,779	25,416	25,550	28,000	105,000	$555
Stawell	22,392	20,066	20,319	25,000	88,000	$596
Kemess	59,306	47,895	34,922	30,000	172,000	$403
	107,477	93,377	80,791	83,000	365,000	$493

1	Assuming copper price of $2.75/lb and exchange rates of US$/Cdn$0.95 and US$/A$0.925 for Q4 2009.

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Results of Operations

Fosterville Gold Mine

	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating Data
Ore mined (tonnes)	201,130	116,747	573,314	344,360
Ore milled (tonnes)	201,866	125,592	573,612	375,071
Ore milled per day (tonnes)	2,194	1,365	2,100	1,369
Gold
Grade (g/t)	4.51	5.84	4.86	5.18
Recovery (%)	87	66	86	65
Production (ounces)	25,550	15,491	76,745	40,561[2]
Sales (ounces) [1]	27,114	14,866	78,352	32,551
Net cash cost ($/ounce)	612	940	526	1,086
Financial Data (Thousands of US dollars) [1]
Revenue	25,956	13,050	72,311	29,114
Cost of sales	17,299	14,959	40,707	35,962
Earnings (loss) from operations, before taxes	(765)	(6,381)	6,703	(16,812)
Cash flow from operations	8,883	(2,464)	27,646	(9,025)
Capital expenditures	8,676	8,132	26,703	30,770

1	Gold sales (ounces), cash costs and financial data for YTD 2008 include the results of Fosterville from February 19 to September 30, 2008. Other figures are for the nine month period ending September 30, 2009.

2	Production in YTD 2008 for Fosterville excludes the change in gold-in-circuit inventory previously recorded.

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Operational Performance

Fosterville produced 25,550 ounces of gold during the three months ended September 30, 2009, which represented a significant improvement from the 15,491 ounces of gold produced in the corresponding quarter of 2008. However, production in the most recent quarter was slightly lower than forecast, as a result of lower than expected head grades mined and delays in the start up of the CIL tails retreat. The tails retreat project was fully commissioned in September and will allow for the reprocessing of tailings material from the CIL tailings dam back into the heated leach circuit to recover gold that was previously lost to tailings. Gold recovery from reprocessed tailings achieved 41% during the quarter. Production was also adversely affected by a five day mill shutdown in late September due to a process upset in the BIOX® circuit caused by a power outage at site. The BIOX® circuit returned to normal operation by the end of the quarter and gold production of 28,000 ounces remains the same as previously forecasted for the final quarter of 2009.

During the quarter, 201,130 tonnes of ore were mined and mine development advanced a record 2,362m, compared with 116,747 tonnes mined and 1,868m advanced, respectively, in the corresponding period of 2008. Mining rates dramatically increased in the third quarter of 2009 compared to the same period last year due to an increase in the number of working faces made available within the Phoenix and Ellesmere orebodies and by the substantial mine development achieved since Northgate took ownership of the mine.

During the quarter, 201,866 tonnes of ore were milled at a grade of 4.51 grams per tonne (g/t). Although tonnes milled were significantly higher than they were in the same period of 2008, ore grade was lower than the corresponding quarter. Tonnes milled in the quarter were lower than plan by 5% while the grade of ore delivered to the mill was lower by 14%, which resulted in lower gold production than forecast. Mill head grades were lower during the quarter as a result of higher than planned dilution on some of the stopes mined, higher grade stopes not coming on line during the quarter due to timing shifts into the fourth quarter and lower development grades. Mill head grades are expected to improve in the fourth quarter with the availability of higher grade stopes. Gold recoveries of 87% in the third quarter of 2009 were dramatically higher than the 66% recovery recorded in the same period last year. Higher recoveries were attributable to the lower quantity of carbonaceous ore milled during the most recent quarter and the full commissioning of the heated leach circuit, which was completed earlier this year.

Total operating costs for the third quarter of 2009 were A$18,763,000 or A$93 (2008 – A$130) per tonne of ore milled. Operating costs continued to decline from previous quarters as a result of improved mining efficiencies from the conversion to owner mining, increased mine output and other improvements in mining operations. Mining costs were A$50 (2008 – A$84) per tonne of ore mined and milling costs were A$33 (2008 – A$40) per tonne of ore milled.

The net cash cost of production for the third quarter of 2009 was $612 per ounce of gold, which was dramatically lower than the $940 per ounce of gold recorded in the same period last year, due to lower mining costs, higher throughput and improved gold recovery. However, the net cash cost of production in the most recent quarter was higher than it was in the first half of the year due to the strength of the Australian dollar relative to the US dollar and lower ore grade milled.

Financial Performance

Fosterville’s revenue for the three months ended September 30, 2009 was $25,956,000 based on gold sales of 27,114 ounces, which was significantly higher than the revenue of $13,050,000 and gold sales of 14,866 ounces recorded in the corresponding period of 2008. The cost of sales for the third quarter of 2009, excluding depreciation and depletion, was $17,299,000 (2008 – $14,959,000) and the depreciation and depletion expense was $7,475,000 (2008 – $2,929,000). Loss from operations before income taxes recorded for the period was $765,000 compared with a loss from operations of $6,381,000 in the corresponding period of 2008.

During the third quarter of 2009, the mine generated $8,883,000 in cash flow from operations compared to $2,464,000 in cash utilized in the same period of 2008. Total investment in capital at Fosterville was $8,676,000, which included $6,450,000 for mine development and $2,226,000 for plant and equipment. Plant and equipment expenditures included $1,559,000 for an underground pumping station, electrical installation upgrade, Ellesmere primary vent fans and underground maintenance workshop modifications as well as $667,000 for infrastructure capital costs related to the in pit tails project. Total investment in capital in the corresponding quarter of 2008 was $8,132,000, which included $4,884,000 for mine development and $2,638,000 for capital leases related to the acquisition of plant and equipment.

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Stawell Gold Mine

	Q3 2009	Q3 2008	YTD 2009	YTD 2008
Operating Data
Ore mined (tonnes)	193,538	158,195	519,082	452,104
Ore milled (tonnes)	195,813	177,381	560,737	514,981
Ore milled per day (tonnes)	2,128	1,928	2,053	1,879
Gold
Grade (g/t)	3.70	4.18	4.02	5.00
Recovery (%)	87	88	87	87
Production (ounces)	20,319	20,956	62,777	72,126
Sales (ounces) [1]	20,172	22,367	64,415	55,651
Net cash cost ($/ounce)	694	738	573	650

Financial Data (Thousands of US dollars)[1]
Revenue	19,409	20,022	59,879	50,745
Cost of sales	12,947	14,121	35,887	35,026
Loss from operations, before taxes	(2,777)	(2,839)	(797)	(5,545)
Cash flow from operations	5,495	5,880	23,314	15,386
Capital expenditures	7,711	11,588	23,203	21,852

1	Financial data and gold sales (ounces) include the results of Stawell from February 19 to September 30, 2008. Other figures are for the nine month period ending September 30, 2009.

Northgate Interim Report | Q3 2009 | 8

Operational Performance

The Stawell mine produced a total of 20,319 ounces of gold during the three months ended September 30, 2009 compared to 20,956 ounces of gold in the corresponding period last year. Gold production was lower than forecast due to changes in the stoping sequence resulting in lower grade ore mined from the G3 and Upper Magdala mining fronts. However, development advance dramatically increased in the third quarter to provide additional production fronts, which will improve ore availability in future quarters. Stawell is forecast to produce 25,000 ounces of gold in the fourth quarter, for a total of 88,000 ounces of gold in 2009.

Mine production during the third quarter of 2009 was 193,538 tonnes of ore, which was higher than the 158,195 tonnes mined in the same period of 2008. Underground mine development continued in the C7/U3, GG1, GG3, GG5L, Upper Magdala mining blocks and ramp access towards the new GG6 block advanced during the quarter with development totalling 1,937m (2008 – 1,355m). Development advance for the quarter was the best achieved this year and will allow for more mining front flexibility in the future. The new underground ventilation fan was fully commissioned in the quarter. Airflows in the lower areas of the mine have improved from 200 cubic metres per second to 240 cubic metres per second. The vent raise connections in the lower areas of the mine are remaining to complete the project, which should be completed by the first quarter of 2010.

During the third quarter of 2009, 195,813 tonnes of ore were milled at an average grade of 3.70 g/t compared with 177,381 tonnes of ore at 4.18 g/t in the same period last year. Gold recoveries of 87% in the third quarter of 2009 were slightly lower than the 88% recovery recorded in the same period of 2008.

Total operating costs for the third quarter of 2009 were A$16,904,000 or A$86 (2008 – A$89) per tonne of ore milled. The decline in operating costs is primarily attributable to the increase in mill throughput quarter over quarter, but is partially offset by higher mining costs due to increased development metres. Mining costs were A$56 (2008 – A$61) per tonne of ore mined and milling costs were A$23 (2008 – A$26) per tonne of ore milled.

The net cash cost of production for the third quarter of 2009 was $694 per ounce of gold, which was lower than the $738 per ounce of gold recorded in the same period last year, but higher than the $608 per ounce recorded in the previous quarter. The increase in net cash cost from the previous quarter resulted from a much stronger Australian dollar relative to the US dollar and lower gold production.

Financial Performance

Stawell’s revenue for the three months ended September 30, 2009 was $19,409,000 based on gold sales of 20,172 ounces compared to revenue of $20,022,000 and gold sales of 22,367 ounces recorded in the corresponding quarter of 2008. The cost of sales during the quarter, excluding depreciation and depletion, was $12,947,000 (2008 – $14,121,000) and the depreciation and depletion expense was $7,956,000 (2008 – $8,069,000). Loss from operations before income taxes recorded for the period were $2,777,000 compared with a loss of $2,839,000 in the corresponding period of 2008. During the third quarter of 2009, Stawell generated $5,495,000 in cash flow from operations compared with $5,880,000 in the corresponding quarter of 2008.

Total investment in capital at Stawell was $7,711,000, which includes $5,886,000 for mine development and $1,825,000 for plant and equipment. The plant and equipment expenditure includes $417,000 for the raising of the tailings dam. Total investment in capital in the corresponding quarter of 2008 was $11,588,000, which included $5,779,000 for mine development and $4,395,000 for capital leases related to the new fleet of haulage trucks.

Northgate Interim Report | Q3 2009 | 9

Kemess Mine

	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating Data
Ore plus waste mined (tonnes)	8,273,706	5,936,198	20,646,813	20,872,646
Ore mined (tonnes)	3,262,221	2,597,905	11,729,101	10,040,210
Stripping ratio (waste/ore)	1.54	1.29	0.76	1.08
Ore milled (tonnes)	4,630,205	3,958,406	13,410,925	12,753,244
Ore milled per day (tonnes)	50,328	43,026	49,115	46,557
Gold
Grade (g/t)	0.371	0.368	0.483	0.453
Recovery (%)	63	60	68	66
Production (ounces)	34,922	28,141	142,123	123,848
Sales (ounces)	38,111	27,452	149,886	122,303
Copper
Grade (%)	0.148	0.153	0.166	0.167
Recovery (%)	79	69	83	79
Production (thousands pounds)	11,934	9,195	40,746	37,515
Sales (thousands pounds)	12,816	8,633	40,795	38,089
Net cash cost ($/ounce)	395	597	373	212
Financial Data (Thousands of US dollars)
Revenue	83,060	43,212	264,806	259,538
Cost of sales	51,713	54,640	151,417	178,099
Earnings (loss) from operations, before taxes	15,681	(20,227)	69,018	57,888
Cash flow from operations	31,620	(535)	75,016	91,366
Capital expenditures	3,811	1,409	6,760	6,219

Operational Performance

Kemess posted gold and copper production of 34,922 ounces and 11.9 million pounds, respectively, in the third quarter of 2009. Gold production for the quarter was in line with forecast.

During the third quarter of 2009, approximately 8.3 million tonnes of ore and waste were removed from the open pit compared to 5.9 million tonnes during the corresponding quarter of 2008. During the quarter, mining operations in the western end of the pit were completed. Mining activity to the end of the Kemess South mine life in early 2011 will be exclusively in the eastern end of the open pit where lower grade reserves and resources are situated. Unit mining costs were Cdn$1.25 per tonne moved compared with Cdn$1.99 per tonne moved in the third quarter of 2008. The unit mining costs in the most recent quarter were significantly lower than they were in the same period last year due to shorter ore and waste hauls in the eastern end of the open pit.

Mill throughput and mill availability during the third quarter of 2009 were 50,328 tonnes per day (tpd) and 90%, respectively, which was a significant improvement from the third quarter of 2008 of 43,026 tpd and 77%. Last year’s performance was negatively impacted by a failed water pipeline and lightning strikes, which resulted in mill outages. The ore milled in the third quarter of 2009 had an average grade of 0.371 g/t gold and 0.148% copper, compared with an average grade of 0.368 g/t gold and 0.153% copper in the same period of 2008. Gold and copper recoveries were higher year over year and averaged 63% and 79%, respectively, in the third quarter of 2009 compared with 60% and 69% in the same period last year. Recoveries during the quarter were higher as a result of improvements in the metallurgical process made earlier in 2009, which have made the flotation circuit more efficient in processing lower grade ore with a higher sulphide content. These improvements had a very positive impact on the profitability of the lower grade ore, which currently makes up the remaining reserves at Kemess.

Northgate Interim Report | Q3 2009 | 10

Metal concentrate inventory declined to 3,300 wet metric tonnes (wmt) in the third quarter of 2009 from approximately 4,500 wmt at the end of the second quarter of 2009 as a result of improved railcar availability.

The average unit cost of production at Kemess was Cdn$10.09 per tonne milled during the third quarter of 2009, including Cdn$2.71 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2008 was Cdn$12.88 per tonne milled, which included Cdn$2.48 per tonne for marketing costs. Concentrate marketing costs have increased year over year as the 2009 smelting and refining terms for 2009 have increased to $75 per dry metric tonne (dmt) and $0.075 per pound of copper compared with terms of $45 per dmt and $0.045 per pound in 2008. Site operating costs of Cdn$37.7 million declined approximately 9% in the third quarter of 2009 (Cdn$41.4 million in the third quarter of 2008). The decrease in site operating costs resulted from the lower cost of consumables, including primarily the cost of diesel fuel and mill steel.

The net cash cost of production at Kemess in the third quarter of 2009 was $395 per ounce of gold compared to $597 per ounce reported in the third quarter of 2008. The net cash cost was lower compared to the same period of 2008 as a result of higher gold and copper production.

Financial Performance

Revenue from Kemess in the third quarter of 2009 was $83,060,000 compared with $43,212,000 in the corresponding period of 2008. Metal sales in the third quarter of 2009 consisted of 38,111 ounces of gold and 12.8 million pounds of copper, compared with 27,452 ounces of gold and 8.6 million pounds of copper in the third quarter of 2008. During the third quarter of 2009, the price of gold on the London Bullion Market averaged $960 per ounce and the price of copper on the London Metal Exchange (LME) averaged $2.65 per pound. The net realized metal prices received on sales in the third quarter of 2009 were approximately $1,013 per ounce of gold and $3.39 per pound of copper, compared with $857 per ounce and $2.04 per pound in the third quarter of 2008. Since Northgate’s metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at September 30.

The cost of sales in the third quarter of 2009 was $51,713,000, which was lower than the corresponding period last year when the cost of sales was $54,640,000. The decrease in the most recent quarter reflects the impact of a stronger US dollar.

Depreciation and depletion expense in the third quarter was higher at $12,290,000 compared to $9,108,000 during the corresponding period last year, as a result of the higher ore mined. In addition, as reserves at Kemess are being depleted, the rate of depreciation on its capital assets will increase in future quarters.

Capital expenditures during the third quarter of 2009 totalled $3,811,000 compared to $1,409,000 in the corresponding period of 2008. Capital expenditures in the most recent quarter were primarily devoted to the purchase of an electric shovel, which was previously available through an operating lease, and the recurring purchase of new mill liners.

Subsequent to the end of the quarter, Northgate came to an agreement with Xstrata Canada Corporation for the shipment and sale of Kemess’ gold-copper concentrate from January 1, 2010 to the end of the Kemess mine life. Under the terms of the agreement, treatment and refining charges will be based on prevailing world terms, which have not been established for 2010. This agreement will replace the existing contract when it expires at the end of the year.

Northgate Interim Report | Q3 2009 | 11

Moving Ahead with Young-Davidson

In July, Northgate released positive results from its pre-feasibility study for the Young-Davidson project and based on these results, immediately began work on a final feasibility study. During the third quarter, a trade-off study was completed on the underground shaft design required for mine operation. The decision was made to deepen the existing Matachewan Consolidated Mine (MCM) shaft to provide access to raise (rather than sink) a new Young-Davidson production shaft, with the potential to advance the start of underground ore production by as much as one year. As a result, the MCM shaft dewatering activities and driving of the underground ramp at site have resumed. The feasibility study is progressing on schedule and is expected to be completed by the end of 2009.

As announced at the end of the quarter, Northgate took a critical step toward its goal of building a new mine at Young-Davidson with the closing of an $88.5 million equity issue to fund the development of the mine. Preparations are underway to begin construction at Young-Davidson in 2010.

Environmental and permitting activities continued throughout the quarter and in support of the project. In addition, the Young-Davidson management team continued to work with local First Nations, with consultations taking place on environmental permit applications and on the implementation of the recently signed IBA.

Exploration Overview

Fosterville Gold Mine

During the third quarter, Northgate’s exploration efforts at Fosterville continued to deliver excellent results. Drilling in the Phoenix Deeps returned an intersection of 10.1 g/t gold over 6.7m, including 17.6 g/t gold over 3.7m, confirming that the Phoenix fault system continues down plunge. Follow-up drilling is now underway to confirm the width and grade of the mineralization in the area.

Drilling on the Phoenix Extension located just south of existing reserves was conducted in order to upgrade inferred mineral resources to reserve classification. Drilling in this area confirmed the continuity of mineralization down plunge from the current Phoenix orebody, indicating that any reserves ultimately defined can be mined using the existing infrastructure from the current production zone.

In the fourth quarter of the year, drilling will continue in the Phoenix extension area and these results combined with the results of the Harrier exploration program will be incorporated into an updated year-end reserve statement, which will be released in the first quarter of 2010.

Stawell Gold Mine

Following the increase in mineral reserves and resources announced in August, the exploration focus at Stawell has turned to definition and exploration drilling at newly discovered and existing zones in support of resource conversion and further mine-life extensions. To date, 39 holes totalling 39,600m have been completed.

Young-Davidson

At Young-Davidson, a new area of gold mineralization was discovered 300m east of current ore reserves when two geotechnical/condemnation holes intersected what appears to be the faulted off extension of the current syenite hosted Young-Davidson ore body. Several follow-up holes are currently being drilled to examine the extent of the mineralization in the area.

In addition, 29 shallow exploration holes totalling 2,424m were drilled immediately east of the current ore reserve in and around historic mine workings. The purpose of the drill program was to assess the potential for high-grade mafic volcanic hosted gold mineralization within 50m of surface, which would have the potential to add open pit reserves in and around existing mine workings.

The mafic volcanic exploration program returned a substantial number of gold intercepts: hole YD09-120 intersected 7.6 g/t gold over 13.5m and hole YD09-114 intersected 13.8 g/t gold over 2.0m and 7.1 g/t gold over 3.8m. Future work will include additional holes along strike to the east and a compilation of data to determine if there are further open pit resources.

Northgate Interim Report | Q3 2009 | 12

Corporate Overview

Revenues in the third quarter of 2009 were negatively impacted by fair value adjustments from the Corporation’s copper forward sales contracts of $8,262,000 compared to a positive fair value adjustment of $22,983,000 in the corresponding quarter of the prior year.

Corporate administration costs in the third quarter of 2009 were $2,424,000, a decrease of 18% compared to the corresponding quarter of the prior year. Australian corporate administration costs of $288,000 have decreased by $216,000 compared to the corresponding period in 2008 due to reduced staffing and the elimination of duplicate administration costs. Canadian corporate expenditures of $2,136,000, which decreased by $323,000 compared to the corresponding period in 2008, are comprised mainly of personnel costs, as well as ongoing compliance and investor relations costs. While corporate administration costs in Canadian and Australian dollars have decreased, much of the decline is attributable to weaker exchange rates relative to the US dollar in the comparative quarter of 2008.

Exploration costs in the third quarter of 2009 were $3,132,000 compared to $10,247,000 in the third quarter of 2008. Costs in Canada relating to the development of the Young-Davidson project are now being capitalized for accounting purposes. As a result, Canadian exploration costs expensed in the third quarter of 2009 was nil compared to $7,833,000 in the corresponding quarter of the prior year. Exploration costs incurred in Australia at Stawell and Fosterville were $3,132,000 in the quarter compared to $2,414,000 in the third quarter of 2008. Both sites continue to identify additional areas of mineralization to support possible mine life extensions.

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for net proceeds of $88,525,000. This will provide additional financing for the continued development of the Young-Davidson mine,

At September 30, 2009, there were 7,200 tonnes of copper forward sales contracts outstanding at an average price of $2.49 per pound over the period from November 2009 through October 2010. The change in fair value of the remaining forward contracts during the quarter was a loss of $8,262,000 arising from the continued climb in the copper price. The fair value of these contracts at September 30, 2009, was a liability of $4,667,000 of which $4,295,000 is included in trade accounts payable and accrued liabilities for contracts expiring within 12 months and $372,000 is included in other long term liabilities. Northgate had no forward gold contracts outstanding at September 30, 2009.

Net interest income was significantly lower at $112,000 in the third quarter of 2009 compared with $1,157,000 in the corresponding quarter of 2008. The decrease is attributable to considerably lower interest rates on Australian and Canadian cash and cash equivalent balances.

Northgate recorded an income tax expense of $1,140,000 in the third quarter of 2009 compared to a recovery of $4,671,000 in the corresponding quarter of 2008. This includes a current income tax expense of $5,333,000 related exclusively to the Canadian operations from ongoing strong financial results at Kemess. The Corporation has sufficient tax shields in Australia such that the Australian operations are not expected to be cash taxable in the current metal price environment for several years. The current income tax expense is offset by future income tax recovery of $4,193,000, resulting mainly from the reversal of future tax liabilities relating to the copper forward sales contracts in Canada.

No employee stock options were granted in the third quarter of 2009, compared to 125,000 options granted in the corresponding quarter of 2008. At September 30, 2009, there were 6,556,450 options outstanding, of which 3,708,400 were exercisable.

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Liquidity and Capital Resources

Working Capital: At September 30, 2009, Northgate had working capital of $161,882,000 compared with working capital of $21,947,000 at December 31, 2008. The increase in working capital is mainly due to the increase of current assets, which have risen 128% from December 31, 2008. Northgate’s cash and cash equivalents have increased by $173,510,000 due to strong cash flow from operations, settlement of a portion of the Corporation’s copper forward sales contracts, as well as proceeds received from the equity offering in September. Trade and other receivables have increased by $13,816,000 reflecting higher period end gold and copper prices. Current liabilities have increased $35,230,000 which is attributable to a combination of the recognition of taxes payable for the Corporation’s Canadian operations and a reclassification of the Corporation’s site closure and reclamation costs from long term to current for expenditures anticipated to be incurred at Kemess in the next 12 months. Northgate’s cash balance at September 30, 2009 was $235,929,000 compared with $62,419,000 at December 31, 2008. All cash is held on deposit with major banks in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $50,452,000 compared to $638,000 for the corresponding quarter of 2008. The increased cash flow resulted from the increase in revenues from higher gold sales at Kemess and Fosterville combined with higher net realized gold prices in the current quarter. Operating cash flows have also increased as exploration expenditures at the Young-Davidson property from the beginning of the quarter are being capitalized for accounting purpose and recorded as investing activities since reserves have been established.

Northgate believes that its working capital at September 30, 2009, together with future cash flow from operations, will be sufficient to meet its expected operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities investments (refer to discussion below).

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities. Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation.

All auction rate securities currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate’s internal investment management policy. Subsequent to the auction rate securities investments of Northgate becoming illiquid, the Corporation received from Lehman a loan collateralized by the auction rate securities held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). Based on investigations conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate’s account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate’s investment account (including the unauthorized purchase of auction rate securities) by Lehman and several of its employees. Northgate has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.

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On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary Securities Investor Protection Corporation customer claim and bankruptcy proofs of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its auction rate securities. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s auction rate securities holdings at September 30, 2009 was $35,958,000, which reflects a $3,333,000 decrease from the estimated fair value of $39,291,000 at December 31, 2008 and $3,675,000 decrease from the estimated fair value of $39,633,000 at June 30, 2009. The Corporation continues to earn interest on all of the auction rate securities that it holds.

The decrease in value for the three and nine months ended September 30, 2009 is related primarily to one auction rate security issued by a Regulation XXX Insurance company. The decline was driven by downgrades in the ratings of the issuer and the monoline insurer acting as its financial guarantor to below investment grade. The Corporation has concluded that this impairment is other than temporary and recognized a write down of $10,440,000 in net earnings for the three months ended September 30, 2009, representing the full amount of the impairment. The total other than temporary impairment for the nine months ended September 30, 2009 was $10,948,000.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $235,929,000 at September 30, 2009 and expected operating cash flow, the current illiquidity and impairment of its auction rate securities will not have a material impact on the Corporation’s ability to carry on its business.

Short-Term Loan: Northgate received from Lehman a Short-Term Loan collateralized by the Corporation’s auction rate securities subsequent to such investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of September 30, 2009, the principal outstanding on the Short-Term Loan was $41,825,000. Northgate continues to treat the Short-Term Loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date. During the three and nine months ended September 30, 2009, the Corporation earned $468,000 and $1,667,000, respectively, in interest income on its ARS investments which was used to repay the Short-Term Loan balance.

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Internal Controls Over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of September 30, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There has been no change in Northgate’s ICFR during the third quarter of 2009. Since the acquisition of Perseverance Corporation Limited (“Perseverance”) in the prior year, management has been working on the integration of its Australian subsidiaries and has designed appropriate controls. Northgate’s management completed the assessment of ICFR design at the Australian subsidiary level during the first half of 2009, and is currently focused on ensuring ICFR are effective by the end of the year.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2008, except for changes in these policies described in the section “Adoption of New Accounting Standards” below. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

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Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Auction Rate Securities

Northgate records its investment in auction rate securities at estimated fair value. In estimating the fair value of auction rate securities, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the Corporation’s auction rate securities that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

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A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset.

Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. The standard is to be applied retroactively, however the adoption of this standard did not result in any changes to the Corporation’s interim consolidated financial statements.

New Accounting Pronouncements

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The following items have been identified as potential high impact areas: IFRS 1, First-time adoption of International Financial Reporting Standards, mineral properties, plant and equipment, income taxes and asset retirement obligations. The plan also considers the impact of the conversion on the Corporation’s information technology systems, ICFR, disclosure controls and procedures and business activities that may be influenced by generally accepted accounting principles measurements. Training has been provided to the corporate finance employees in Canada as well as the Audit Committee of the Corporation. The plan also includes an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements. However, due to the anticipated changes in IFRS prior to the conversion date, the final impact of the conversion on Northgate’s financial statements cannot be measured at this time.

Northgate is currently reviewing certain elections, which are required to be made prior to the transition date of January 1, 2010 as well as the provisions of IFRS 1, First-time adoption of International Reporting Standards, which provides guidance concerning the application of the international standards in the first IFRS financial statements. While IFRS are generally applied on a retrospective basis on conversion, IFRS 1 provides for certain elective exemptions from certain requirements of the standards. Northgate is examining the potential impact of these elections on the consolidated financial statements and will disclose details in its fourth quarter MD&A.

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Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q3 2009	Q3 2008	YTD 2009	YTD 2008
Net earnings	$(8,563)	$(29,438)	$18,249	$(7,926)
Adjustments
Write-down of ARS	10,440	16,912	10,948	16,912
Unrealized gain on derivatives related to the acquisition of Perseverance hedge book	—	—	—	(9,836)
Fair value adjustment on copper forward contracts, net of tax	5,783	(15,859)	15,833	10,721
Adjusted net earnings	7,660	(28,385)	45,030	9,871
Diluted common shares outstanding	256,991,779	255,467,109	256,390,058	255,508,649
Adjusted net earnings per diluted common share	$0.03	$(0.11)	$0.18	$0.04

Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q3 2009
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	25,550	20,319	34,922	80,791
Cost of sales	$17,299	$12,947	$51,713	$81,959
Change in inventories and other	(1,654)	1,148	(6,089)	(6,595)
Gross copper and silver revenue	—	—	(31,828)	(31,828)
Total cash cost	$15,644	$14,095	$13,797	$43,536
Cash cost ($/ounce)	$612	$694	$395	$539

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Q3 2008
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	15,491	20,956	28,141	64,588
Cost of sales	$14,959	$14,121	$54,640	$83,720
Change in inventories and other	(402)	1,336	(5,597)	(4,663)
Gross copper and silver revenue	—	—	(32,231)	(32,231)
Total cash cost	$14,557	$15,457	$16,812	$46,826
Cash cost ($/ounce)	$940	$738	$597	$725

YTD 2009
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	76,745	62,777	142,123	281,645
Cost of sales	$40,707	$35,887	$151,417	$228,011
Change in inventories and other	(326)	71	(12,182)	(12,437)
Gross copper and silver revenue	—	—	(86,172)	(86,172)
Total cash cost	$40,381	$35,957	$53,065	$129,403
Cash cost ($/ounce)	$526	$573	$373	$459

YTD 2008
(Expressed in thousands of US$, except per ounce amounts)	Fosterville[1]	Stawell[1]	Kemess	Combined
Gold production (ounces)	34,142	55,271	123,848	213,261
Cost of sales	$35,962	$35,026	$178,099	$249,087
Change in inventories and other	1,114	897	(12,913)	(10,903)
Gross copper and silver revenue	—	—	(138,947)	(138,947)
Total cash cost	$37,076	$35,922	$26,239	$99,236
Cash cost ($/ounce)	$1,086	$650	$212	$465

1	Financial and operational data include the results of Perseverance from February 19, 2008 to September 30, 2008.

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Selected Quarterly Financial Data

(Thousands of US dollars,	2009 Quarter Ended				2008 Quarter Ended			2007
except per share, per ounce
and per pound amounts)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue	$120,163	$130,297	$123,818	$136,748	$99,267	$138,880	$86,093	$95,999
Earnings (loss) for the period	(8,563)	5,402	21,410	18,668	(29,438)	1,847	19,665	33,309
Earnings (loss) per share
Basic	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08	$0.13
Diluted	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08	$0.13
Metal production
Gold (ounces)	80,791	93,377	107,477	118,265	64,588	83,561	88,386	41,467
Copper (thousands pounds)	11,934	13,805	15,007	14,391	9,195	13,940	14,380	16,766
Metal Prices
Gold (London Bullion Market – $/oz)	960	922	909	795	870	896	927	788
Copper (LME Cash – $/lb)	2.65	2.12	1.56	1.77	3.48	3.83	3.54	3.26

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

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Interim Consolidated Balance Sheets

	September 30	December 31
Thousands of US dollars	2009	2008
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$235,929	$62,419
Trade and other receivables	32,126	18,310
Income taxes receivable	—	6,837
Inventories (note 3)	35,914	41,546
Prepaids	886	1,989
Future income tax asset	6,670	5,259
	311,525	136,360
Other assets	27,172	53,606
Deferred transaction costs (note 6)	—	775
Future income tax asset	4,638	3,741
Mineral property, plant and equipment	408,491	357,725
Investments (note 4)	36,114	39,422
	$787,940	$591,629

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$51,026	$56,469
Income taxes payable	26,891	—
Short-term loan (note 5)	41,825	43,096
Capital lease obligations	4,996	4,533
Provision for site closure and reclamation costs	24,905	8,420
Future income tax liability	—	1,895
	149,643	114,413
Capital lease obligations	4,014	6,211
Other long-term liabilities	5,903	3,368
Site closure and reclamation obligations	25,564	37,849
Future income tax liability	—	14,350
	185,124	176,191
Shareholders' Equity
Common shares (note 6)	401,993	311,908
Contributed surplus	6,091	5,269
Accumulated other comprehensive loss	(11,281)	(89,503)
Retained earnings	206,013	187,764
	602,816	415,438
	$787,940	$591,629

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Interim Report | Q3 2009 | 22

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

Thousands of US dollars,	Three Months Ended Sep 30		Nine Months Ended Sep 30
except share and per share amounts, unaudited	2009	2008	2009	2008
Revenue	$120,163	$99,267	$374,278	$324,240
Cost of sales (note 3)	81,959	83,720	228,011	249,087
Depreciation and depletion	27,804	20,172	77,393	49,005
Administrative and general	2,424	2,963	7,062	9,190
Net interest income	(112)	(1,157)	(1,022)	(6,320)
Exploration	3,132	10,247	11,872	27,765
Currency translation loss (gain)	1,262	(40)	4,638	(6,947)
Accretion of site closure and reclamation obligations	802	665	2,301	1,619
Write-down of auction rate securities (note 4)	10,440	16,912	10,948	16,912
Other expense (income) (note 11)	(125)	(106)	(953)	(10,682)
	127,586	133,376	340,250	329,629
Earnings (loss) before income taxes	(7,423)	(34,109)	34,028	(5,389)
Income tax recovery (expense)
Current	(5,333)	2,779	(30,453)	(5,658)
Future	4,193	1,892	14,674	3,121
	(1,140)	4,671	(15,779)	(2,537)
Net earnings (loss) for the period	(8,563)	(29,438)	18,249	(7,926)
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale securities	(3,622)	(15,713)	(3,308)	(22,838)
Unrealized gain (loss) on translation of self-sustaining operations	29,527	(59,809)	70,582	(44,124)
Reclassification of other than temporary loss on available for sale securities to net earnings	10,440	16,912	10,948	16,912
	36,345	(58,610)	78,222	(50,050)
Comprehensive income (loss)	$27,782	$(88,048)	$96,471	$(57,976)
Net earnings (loss) per share
Basic	$(0.03)	$(0.12)	$0.07	$(0.03)
Diluted	(0.03)	(0.12)	0.07	(0.03)
Weighted average shares outstanding
Basic	256,014,978	255,467,109	255,876,448	255,157,746
Diluted	256,014,978	255,467,109	256,390,058	255,157,746

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2009 | 23

Interim Consolidated Statements of Cash Flows

	Three Months Ended Sep 30		Nine Months Ended Sep 30
Thousands of US dollars, unaudited	2009	2008	2009	2008
Operating activities:
Net earnings (loss) for the period	$(8,563)	$(29,438)	$18,249	$(7,926)
Non-cash items:
Depreciation and depletion	27,804	20,172	77,393	49,005
Unrealized currency translation loss (gain)	3,828	(42)	3,819	(4,311)
Unrealized gain on derivative	—	—	—	(9,836)
Accretion of site closure and reclamation obligations	802	665	2,301	1,619
Loss on disposal of assets	93	156	276	112
Amortization of deferred charges	89	54	196	161
Stock-based compensation	352	417	1,106	1,730
Accrual of employee severance costs	197	662	1,527	969
Future income tax recovery	(4,193)	(1,892)	(14,674)	(3,121)
Change in fair value of forward contracts	8,262	(22,984)	22,619	15,537
Writedown of auction rate securities	10,440	16,912	10,948	16,912
Changes in operating working capital and other (note 12)	11,341	15,956	21,891	(3,903)
	50,452	638	145,651	56,948
Investing activities:
Release of restricted cash	—	14,340	—	67,496
Increase in restricted cash	(302)	(811)	(438)	(24,723)
Purchase of plant and equipment	(7,945)	(3,445)	(26,833)	(20,524)
Mineral property development	(15,047)	(10,664)	(32,667)	(23,959)
Transaction costs paid	—	(679)	—	(2,912)
Acquisition of Perseverance, net of cash acquired	—	—	—	(196,590)
Repayment of Perseverance hedge portfolio	—	—	—	(45,550)
Proceeds from sale of equipment	21	13	331	3,234
	(23,273)	(1,246)	(59,607)	(243,528)
Financing activities:
Repayment of capital lease obligations	(1,145)	(1,508)	(3,804)	(4,916)
Financing from credit facility	139	389	398	8,745
Repayment of credit facility	(468)	(797)	(1,667)	(9,961)
Repayment of other long-term liabilities	(4)	—	(328)	(746)
Issuance of common shares	88,525	173	88,801	1,700
	87,047	(1,743)	83,400	(5,178)
Effect of exchange rate changes on cash and cash equivalents	944	(2,825)	4,066	(2,587)
Increase (decrease) in cash and cash equivalents	115,170	(5,176)	173,510	(194,345)
Cash and cash equivalents, beginning of period	120,759	76,876	62,419	266,045
Cash and cash equivalents, end of period	$235,929	$71,700	$235,929	$71,700

Supplementary cash flow information (note 12)

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2009 | 24

Interim Consolidated Statement of Shareholders' Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total
Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776
Transitional adjustment on adoption of inventory standard	—	—	—	—	381	381
Shares issued under employee share purchase plan	382,909	406	—	—	—	406
Shares issued on exercise of options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	—	10,720	10,720
Other comprehensive income	—	—	—	(86,221)	—	(86,221)
Balance at December 31, 2008	255,717,071	311,908	5,269	(89,503)	187,764	415,438
Shares issued under new equity offering (note 6)	34,300,000	89,234	—	—	—	89,234
Shares issued under employee share purchase plan	243,864	301	—	—	—	301
Shares issued on exercise of options	144,000	398	(132)	—	—	266
Stock-based compensation	—	152	954	—	—	1,106
Net earnings	—	—	—	—	18,249	18,249
Other comprehensive income	—	—	—	78,222	—	78,222
Balance at September 30, 2009	290,404,935	$401,993	$6,091	$(11,281)	$206,013	$602,816

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2009 | 25

Notes to Consolidated Financial Statements
Unaudited

Note 1     Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Note 2     Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. The standard is to be applied retrospectively, however the adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Note 3     Inventories and Cost of Sales

	September 30,	December 31,
	2009	2008
Concentrate and unshipped gold doré	$6,523	$13,041
Gold in circuit	3,115	3,378
Stockpiled ore	6,654	9,489
Supplies	19,622	15,638
	$35,914	$41,546

At September 30, 2009, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $1,928,000. A corresponding inventory impairment of $321,000 was recorded in cost of sales as at September 30, 2009.

At September 30, 2009, the carrying value of gold in circuit and stockpiled ore at Fosterville was recorded at its net realizable value of $4,844,000. A corresponding inventory impairment of $664,000 was recorded in cost of sales as at September 30, 2009.

Northgate Interim Report | Q3 2009 | 26

Notes to Consolidated Financial Statements
Unaudited

The cost of sales balance on the statement of operations is comprised of the following items:

	Three months ended		Nine months ended
	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Change in inventory	$6,939	$4,015	$12,668	$10,005
Mining and milling costs	54,759	60,723	152,790	172,622
Market and other costs	20,261	18,982	62,553	66,480
	$81,959	$83,720	$228,011	$249,087

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 4     Investments

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (See Note 5 below) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

Northgate Interim Report | Q3 2009 | 27

Notes to Consolidated Financial Statements
Unaudited

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at September 30, 2009 was $35,958,000, which reflects a $3,333,000 decrease from the estimated fair value of $39,291,000 at December 31, 2008 and $3,675,000 decrease from the estimated fair value of $39,633,000 at June 30, 2009. The Corporation continues to earn interest on all its ARS investments.

The decrease in value for the three and nine months ended September 30, 2009 is related primarily to one ARS issued by a Regulation XXX Insurance company. The decline was driven by downgrades in the ratings of the issuer and the monoline insurer acting as its financial guarantor to below investment grade. The Corporation has concluded that this impairment is other than temporary and recognized a write down of $10,440,000 in net earnings for the three months ended September 30, 2009, representing the full amount of the impairment. Total other than temporary impairment for the nine months ended September 30, 2009 was $10,948,000.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $235,929,000 at September 30, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS will not have a material impact on the Corporation’s ability to carry on its business.

Northgate Interim Report | Q3 2009 | 28

Notes to Consolidated Financial Statements
Unaudited

Note 5     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of September 30, 2009, the principal outstanding on the Short-Term Loan was $41,825,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 6     Share Capital

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,234,000, net of transaction costs of $4,177,000. Transaction costs include $775,000 of costs previously deferred related to the Corporation’s filing of a base shelf prospectus pursuant to which this equity offering was made.

Note 7     Stock-Based Compensation

No stock options were granted during the three months ended September 30, 2009 (2008 – 125,000). During the three months ended September 30, 2009, $292,000 (2008 – $332,500) of stock–based compensation expense was recognized related to outstanding stock options.

During the three months ended September 30, 2009, a total of 169,000 options were cancelled and 77,400 options were exercised. At September 30, 2009, there were 6,556,450 options outstanding, of which 3,708,400 were exercisable.

During the three months ended June 30, 2009, the Corporation granted a total of 50,000 (2008 – nil) options to employees, with a term of seven years and exercisable at Cdn$1.92 per share. Of the options granted, 10,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended June 30, 2009 was $57,000 (2008 – nil). During the three months ended June 30, 2009, $267,000 (2008 – $342,000) of stock–based compensation expense was recognized related to outstanding stock options.

During the three months ended June 30, 2009, a total of 143,700 options were cancelled and 66,600 options were exercised.

During the three months ended March 31, 2009, the Corporation granted a total of 1,566,000 (2008 – 1,480,000) options to employees, with a term of seven years and exercisable at Cdn$1.03 per share. Of the options granted, 313,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2009 was $742,000 (2008 – $2,087,000). During the three months ended March 31, 2009, $395,000 (2008 – $853,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2009, a total of 361,350 options were cancelled and no options were exercised.

Northgate Interim Report | Q3 2009 | 29

Notes to Consolidated Financial Statements
Unaudited

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following assumptions:

			For Options Granted in
	Q3 2009	Q3 2008	Q2 2009	Q2 2008	Q1 2009	Q1 2008
Risk-free interest rate	—	3.64%	2.37%	—	2.30%	3.74%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	—	48.9%	66.6%	—	64.1%	49.5%
Expected option life	—	5.0 years	5.0 years	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	—	$1.08	$1.13	—	$0.59	$1.42

Note 8     Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 7,200 metric tonnes of copper have been sold forward using London Metal Exchange (“LME”) contracts as at September 30, 2009. These contracts mature from November 2009 through October 2010 at an average forward price of $2.49 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.49 per pound. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at September 30, 2009 was a liability of $4,667,000, of which $4,295,000 is included in accounts payable and accrued liabilities for contracts maturing within 12 months and $372,000 is included in other long term liabilities. At December 31, 2008, the fair value of contracts outstanding was an asset of $37,134,000, of which $6,338,000 was included in trade and other receivables and $30,796,000 was included in other assets.

The change in fair value of the forward contracts recognized in revenues was a loss of $8,262,000 (2008 – gain of $22,984,000) and $22,619,000 (2008 - $15,537,000) for the three and nine month periods ended September 30, 2009, respectively.

In February 2009, the Corporation closed out 9,000 tonnes of its copper forward sales contracts for proceeds of $19,182,000. The contracts that were closed out were equally spread over the maturity dates from November 2009 through October 2010.

Note 9     Capitalization of Young-Davidson Development Costs

In July 2009, the Corporation released a pre-feasibility study for the Young-Davidson property which demonstrated positive economics for a proposed mine. Consequently, in accordance with the Corporation’s accounting policy, the Corporation has capitalized all costs incurred subsequent to July 1, 2009 that are directly related to development of the property. For the three months ended September 30, 2009, a total of $2,746,000 was capitalized and included in mineral property, plant and equipment.

Northgate Interim Report | Q3 2009 | 30

Notes to Consolidated Financial Statements
Unaudited

Note 10     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

The operating segment results for the three months ending September 30, 2009 are as follows:

	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$25,956	$19,409	$83,060	$(8,262)	$120,163
Depreciation and depletion	7,475	7,956	12,290	83	27,804
Exploration	1,828	1,304	—	—	3,132
Net interest expense (income)	103	69	(24)	(260)	(112)
Earnings (loss), before income taxes	(765)	(2,777)	15,681	(19,562)	(7,423)
Capital Expenditures	8,676	7,711	3,811	2,794	22,992
Mineral property, plant and equipment	192,009	141,029	54,428	21,025	408,491
Total Assets	211,013	207,850	140,040	229,037	787,940

The operating segment results for the three months ending September 30, 2008 are as follows:

	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$13,050	$20,022	$43,212	$22,983	$99,267
Depreciation and depletion	2,929	8,069	9,108	66	20,172
Exploration	1,526	888	185	7,648	10,247
Net interest expense (income)	194	56	(466)	(941)	(1,157)
Loss before income taxes	(6,381)	(2,839)	(20,227)	(4,662)	(34,109)
Capital Expenditures(1)	8,132	11,588	1,409	13	21,142
Mineral property, plant and equipment	138,886	104,250	80,757	18,174	342,067
Total Assets	151,268	104,779	129,334	223,208	608,589

1	Capital expenditures includes mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Northgate Interim Report | Q3 2009 | 31

Notes to Consolidated Financial Statements
Unaudited

The operating segment results for the nine months ending September 30, 2009 are as follows:

	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$72,311	$59,879	$264,806	$(22,718)	$374,278
Depreciation and depletion	20,066	22,196	34,851	280	77,393
Exploration	4,479	2,661	13	4,719	11,872
Net interest expense (income)	303	170	(69)	(1,426)	(1,022)
Earnings (loss), before income taxes	6,703	(797)	69,018	(40,896)	34,028
Capital Expenditures	26,703	23,203	6,760	2,834	59,500

The operating segment results for the nine months ending September 30, 2008 are as follows:

	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$29,114	$50,745	$259,538	$(15,157)	$324,240
Depreciation and depletion	7,685	18,011	23,132	177	49,005
Exploration	2,273	3,224	478	21,790	27,765
Net interest expense (income)	80	(26)	(854)	(5,520)	(6,320)
Earnings (loss), before income taxes	(16,812)	(5,545)	57,888	(40,920)	(5,389)
Capital Expenditures(1)	30,771	21,852	6,219	231	59,073

1	Capital expenditures includes mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Revenues per geographical region for the three months and nine months ending September 30, 2009, are as follows:

	Three months ended		Nine months ended
	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Canada	$74,798	$66,195	$242,088	$244,381
Australia	45,365	33,072	132,190	79,859
	$120,163	$99,267	$374,278	$324,240

Mineral property, plant and equipment, and goodwill per geographical region is as follows:

	September 30, 2009	December 31, 2008
Canada	$74,898	$98,636
Australia	333,593	259,089
	$408,491	$357,725

Northgate Interim Report | Q3 2009 | 32

Notes to Consolidated Financial Statements
Unaudited

Note 11     Other Income

For the nine months ended September 30, 2009, other income includes insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidation financial statements.

Other income for the nine months ended September 30, 2008, included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007.

Note 12     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Nine months ended
	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Trade and other receivables	$1,192	$14,100	$(18,184)	$6,603
Income taxes receivable	—	—	6,837	—
Prepaids	543	(765)	1,204	797
Inventories	4,486	6,275	7,151	9,847
Accounts payable and accrued liabilities	2,143	2,529	(15,214)	(6,624)
Income taxes payable	6,832	(3,643)	26,415	(1,807)
Settlement of forward contracts	—	—	19,182	(9,382)
Reclamation costs paid	(3,855)	(2,540)	(5,500)	(3,337)
	$11,341	$15,956	$21,891	$(3,903)

Supplementary information:

	Three months ended		Nine months ended
	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Cash paid during the year for:
Interest	$1,090	$813	$2,572	$2,743
Income taxes	—	682	587	5,397
Non-cash transactions:
Deferred transaction costs transferred to equity	775	—	775	—
Future income tax recorded directly in equity	1,776	—	1,776	—
Purchase of mineral property, plant and equipment by assumption of capital lease obligations	—	7,033	—	14,590
Reduction of Perseverance hedge portfolio liability through settlement of agreement to purchase Perseverance hedge portfolio	—	—	—	(20,482)

Note 13     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Interim Report | Q3 2009 | 33

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-363-1701 ext.233
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:	Interested parties are also encouraged to visit our
website at www.northgateminerals.com.
Computershare Investor Services

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
f. 1-866-249-7555 (toll free in North America)
or 514-982-7635

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting record production of 365,000 ounces of unhedged gold in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex (formerly AMEX) under the symbol NXG.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 (03) 5434 2111
f. 416-363-6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com